UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Funding Transactions

On December 2, 2025, Gauzy (the “Company”) announced that it has raised a $12 million investment in new cash in privately negotiated transactions with existing investors and stakeholders to advance the operational objectives of the Company and its subsidiaries.

The funding transactions were initially structured in a manner whereby the Company received an advance of $11 million in funds in exchange for the entry into Share Issuance Agreements with certain investors including Chutzpah Holdings and other stakeholders (the “Share Issuance Agreements”) whereby the Company committed to, within twenty-one (21) days from the date of the relevant agreement or such later date as decided by the investor in its sole discretion (such date, the “Issuance Date”), either (1) issue ordinary shares (or pre-funded warrants) to the investors at a price equal to 70% of the official closing price of the Company’s ordinary shares as reported on Nasdaq Stock Market (“Nasdaq”) for the trading day immediately prior to the applicable Issuance Date or the date of the relevant agreement, whichever is lesser (such price, the “Reference Price”); or (2) enter into a convertible loan agreement with the investors on terms acceptable to the investors in their reasonable discretion (the “Convertible Loan”).

Additionally, in the event that Company issues ordinary shares to the investors on the Issuance Date, the Company further agreed to issue to the investors warrants to purchase 100% of the ordinary shares issued to the investors on the Issuance Date with an exercise price equal to 125% of the Reference Price. The Convertible Loan, if consummated, will contain a conversion price equal to the Reference Price as well as other terms for convertible instruments of this nature as may be mutually agreed between the Company and the investors in their reasonable discretion.

The Company received an additional $1 million from Orion Infrastructure Capital (OIC), the Company’s existing senior lender, through a limited waiver to the existing Note Purchase Agreement with OIC (the “Note Purchase Agreement”) whereby OIC agreed to (i) waive certain specified defaults that may have occurred prior to the date of the limited waiver and (ii) waive payment in cash of the accrued interest payment on its outstanding loan for the third quarter of 2025, which amount will be paid in kind on December 31, 2025 or, if the Convertible Loan is consummated prior to December 31, 2025, treated as additional borrowings under the Convertible Loan.

The Company continues to work with its existing investors and stakeholders as well as potential new investors to provide additional funding to the Company to support its global operations.

The foregoing description of the Share Issuance Agreements is qualified in its their reference to the full text of such agreements, copies of which will be filed as exhibits to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2025.

Director Resignations

In addition, on December 2, 2025, the Company announced the resignations of each of Jesse Ezriel Klein and Alejandro Weinstein from the Company’s Board of Directors (the “Board”) and all committees thereof, effective immediately. Each of Messrs. Klein and Weinstein resigned from the Board to pursue other interests. Messrs. Klein and Weinstein both expressed their continued support for Gauzy and remain committed to assisting the Company in its ongoing efforts to execute business operations, strategic initiatives, and secure additional funding beyond the investments the Company announced today.

As a result of Mr. Klein’s resignation from the Board and all of its committees, The Company’s audit committee is no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires listed companies to maintain an audit committee consisting of at least three independent directors as the Company’s Board is now comprised of only three members, one of whom, Eyal Peso, the Company’s chairman and chief executive officer, is not independent. In accordance with Nasdaq Listing Rule 5605(c)(4), the Company is entitled to a cure period to regain compliance, which extends until the earlier of (i) the Company’s next annual meeting of shareholders or (ii) one year from the date of Mr. Klein’s resignation. The Company intends to appoint an additional independent director to the Audit Committee as soon as practicable within the applicable cure period. Failure to regain compliance within the prescribed timeframe could result in Nasdaq initiating delisting proceedings against the Company.

On December 2, 2025, the Company issued a press release announcing the above referenced transactions. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report on Form 6-K (this “Report”), including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing..

Cautionary Statement Regarding Forward-Looking Statements

This Report contains forward-looking statements. Forward-looking statements contained in this Report include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated December 2, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: December 3, 2025	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chairperson of the Board of Directors and Chief Executive Officer

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